

February 18, 2011

John D. Welch
Interim Chief Financial Officer
Express-1 Expedited Solutions, Inc.
3399 South Lakeshore Drive, Suite 225
Saint Joseph, Michigan 49085

      Re: **Express-1 Expedited Solutions, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed March 26, 2010
               Form 10-Q for Fiscal Quarter Ended June 30, 2010
               Filed August 13, 2010
               Form 10-Q for Fiscal Quarter Ended September 30, 2010
               Filed November 12, 2010
               File No. 001-32172

Dear Mr. Welch:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Lyn Shenk
               Branch Chief